Exhibit 99.1

ASKA & CO.

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Evatech CO., LTD.

We have audited the accompanying balance sheets of Evatech CO., LTD. (the "Company") as of August 31, 2009, and the related statements of operations and the stockholder's equity for the year then ended, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2009, and the related statements of operations and the stockholder's equity for the year then ended in conformity with accounting principles generally accepted in Japan.

Emphasis of Matter
1.
The accompanying financial statements have been prepared on the assumption that the Company will continue as a going concern. As discussed in the Note to the financial statements, the Company has incurred net loss of 1,251,435 yen thousand from operations and has a net capital deficiency of 1,185,800 yen thousand which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.
As discussed in the Note to the financial statements, plan of civil rehabilitation was approved at a meeting of creditors held on October 26, 2009, and then the Company received an authorization for this rehabilitation from the court.

3.	As discussed in the Note to the financial statements, the Company changed its method of computing inventory valuation.

Tokyo, Japan
November 10, 2009	/s/ ASKA & CO.
ASKA & CO.

Balance Sheet

EVATECH Co.                               As of August 31, 2009

Yen 000

Assets		Liability
Items	Amount	Items	Amount
Current assets	1,832,984	Crnt liability	4,306,115
Cash	94,088	P-note Payable	1,727,350
A/C Receivable	314,225	A/C payable	335,727
Goods	148	Short term debt	1,567,947
Products	0	Current - LT Debt	416,193
Raw material	84,814	Payable	16,807
WIP	1,189,320	Expense accrual	96,292
Supplies	15,130	Tax payable	2,640
Advance	73,111	Suspense A/C	688
Consumption tax	21,086	Other payable	142,468
Pre-paid expense	8,536	Fxed liability	713,585
Suspense A/C	31,751	Long term debt	661,718
Other	1,086	Retirmnt reserve	50,658
Bad debt reserve	r316	Deferred tax	1,209
Fixed assets	2,000,917
Tangible assets	1,850,439	Liability total	5,019,701
Building	541,012	Equity
Furniture	24,057	Owner equity	75,212
Machine	609,582	Capital stock	580,775
Automobile	7,509	Capital reserve	510,775
Tools	20,208	Capital reserve	510,775
Land	648,069	Earning surplus	r2,267,772
In-tangible assets	3,250	Surplus reserve	2,200
Software	2,340	Other reserve	r2,237,772
Telephone right	596	General reserve	30,000
Water right	313	Rsrve carryover	r2,299,972
Investment other	147,227	Evaluation	r9,577
Security	64,510	Security evaluation	r9,577
Investment	20	Equity total	r1,185,800
Other investment	79,301
Bankruptcy a/c	416,156
Other	3,395
Reserve	r416,156
Assets Total	3,833,901	Liab.& Equity total	3,833,901

Note - The symbol “r” used in these financial statements denotes a loss or a negative number.

Income Statement

EVATECH Co. 　　                From Sep 1, 2008 to Aug 31, 2009

 Yen 000

Items	Amount

Sales		492,836
Cost of Sales		541,941
Gross margin		49,104
SG&A expenses		612,254
Operational loss		661,359
Non-operational income
Interest received	86
Dividend received	60
Misc income	4,652	4,799
Non-operational expense
Interest paid	69,983
Loss on p-note sold	963
FX loss	2,526
Misc. loss	5,716	79,190
Ordinary loss		735,750
Extraordinary income
Reversal of bonus accrual	12,000
Insurance cancel-gain	47,209
Gain on exemption from debt	14,912
Others	211	74,334
Extraordinary loss
Loss in assets sold	82
Loss in assets write-off	50
Correction in the previous	38,666
Bad debt reserve	319,684
A/C rec. write-off	30,002
Inventory evaluation loss	55,077
Other loss	34,683	478,246
Net current loss before tax		1,139,663
Tax provision	2,640
Corp tax & other adjustment	109,132	111,772
Net current loss after tax		1,251,435

Statement of Equity Movement

EVATECH Co.        From Sep 1, 2008 to Aug 31, 2009

Yen in 000

	Shareholders’ Equity							Evalu
		Capital surplus	Retained Earnings
Other earnings
	Capital	Capital surplus	Earned surplus	Genral surplus	Carryover	Total	Equity total		Equity total
As of Aug 31, 2008	580,775	510,775	2,200	30,000	r1,048,537	r1,016,337	75,212	842	76,054

Share issue
Current loss					r1,251,435	r1,251,435	r1,251,435		r1,251,435
Other change in net								r10,419	r10,419
Change total	-	-	-	-	r1,251,435	r1,251,435	r1,251,325	r10,419	r1,261,854
As of Aug 31,2009	580,775	510,775	2,200	30,000	r2,299,972	r2,267,772	r1,176,223	r9,577	r1,185,800

EVATECH Co., Ltd.
Statements of Cash Flows

( Yen in 000 ) For the years ended August 31
FY2009
Operating Activites

Net income available for Common Stockholders	r1,251,435

Depreciation	107,894
A/C Rec decrease	799,436
Inventory decrease	422,183
A/C Payable decrease	r483,091
Machine & equipment increase	r600,243
Construction In Process decrease	140,414
Current deferred tax assets decrease	109,132
Consumption tax receivable decrease	115,054
Others	r38,247
Cash provided by operating activities	r678,903

Financing Activities
Short-term loan increase	457,948
Long-term loan decrease	r27,440
Capital increase
Cash used in financing actitivities	430,508

Summay

Increase(Decrease) in cash and cash equivalents	r248,395

Cash and cash equivalents at beginning of year	342,483

Cash and cash equivalents at end of year	94,088

Notes for Financial Statements for FY2009 (From Sep 1, 2008 to Aug 31, 2009)

1.	Notes Concerning the Condition of the Corporation as a Going Concern
Subsequent to the beginning of the current business year (from September 1, 2008 to August 31, 2009) the company received an order on September 11, 2008 for a thin-film solar battery manufacturing line, for which the company has been engaged in research and development for three years, in the amount of 7.1 billion yen. The order gave the company reason to believe that it could rebuild its business and improve its financial structure. However, the contract for this large order was defaulted on thereafter by the other party, and coupled with the company’s weak financial which with we had been struggling for the past two years, resulted in a cash flow situation that we could not sustain.  Consequently, the company reached a resolution to file a motion for civil rehabilitation proceedings during the Board of Directors meeting held on November 24, 2008. The motion was filed on November 25, 2008 in Kyoto District Court, and was accepted with a decision to initiate civil rehabilitation proceeding on December 15, 2008.

Given the circumstances, the company posted an ordinary loss for the term in the amount of 735,750,000 yen, and a net loss for the term in the amount of 1,251,435,000 yen, for the current business year. The shareholders’ equity on the balance sheet was a negative equity of 1,185,800,000 yen, making the company’s financial position very questionable in the current business year.

On the other hand, the company has established and is working on the following plan to achieve speedy rehabilitation:

•
Effective July 9, 2009, we exchanged a memorandum concerning capital investment with Liaoning Hi-Tech Energy Group Co., Ltd. of China, and are in the process of negotiating with said company to establish a capital investment agreement naming said company as the sponsor company.

•	Immediately after execution of the agreement, the company will submit a rehabilitation plan to the Kyoto District Court in order to obtain the approval to proceed with the plan.

•
Thin-film and crystalline solar batteries are one of the most noteworthy energy sources in the world now, and the company believes that it will be able to receive orders as soon as the business is restored.

However, the issue is still under negotiation and yet to be finalized, and there is a material uncertainty about the conditions for continuing the corporation.  The financial statements are prepared under the assumption that the corporation will be going concern, and they do not reflect the impact from the material uncertainty concerning the conditions of continuing the corporation.

2.	Notes on significant Accounting Policies
(1)  Assets valuation standards and valuation technique
  Securities valuation standards and valuation technique
For Investment in subsidiary and associated company:
Cost method by moving average method
For other securities:
Marketable	Market value method by market prices at the fiscal year end (evaluation difference is classified by whole net assets usage method and selling price is decided by moving average method.)
Non-marketable	Cost method by moving average method
‚ Inventory valuation standards and valuation technique
Good, products, WIP:	Cost method by specific identification method
Raw material:	Cost method by moving average method
Supplies:	Cost method by latest purchase price method

(Change in Accounting Policy)
In the past, inventory for ordinary selling purposes had be valued mainly by the cost method. Starting in the current business year, however, they are computed at the cost method (for the amount stated in the balance sheets, the devalued book value method under declining profitability) in accordance with the implementation of “Accounting Standards Concerning Inventory Valuation” (Corporate Accounting Standards No. 9, July 5, 2006). The impact of the change is an increase of 55 million yen in the net loss for the term before tax for the current business year.

(2)  Depreciation method for fixed assets
 Tangible assets:
Declining-balance method. However, buildings (excluding attached facilities) acquired on or after April 1, 1998 are subject to the fixed amount method. With 2007’s amendment to the tax system, the tangible assets acquired on or after April 1, 2007 are subject to the depreciation method set forth in the amended Corporate Tax Law.

(Additional information)

The company reevaluated its usage of assets upon 2008’s amendment of the Corporate Tax Law, and subsequently changed the useful life of machinery and facilities starting with the current business year.  As a result, the operating profit, ordinary profit, and net profit for the term before tax each declined by 2,890,000 yen in comparison with the previous method.

‚ Intangible assets	Fixed amount method. Software for internal use is subject to the fixed amount method over the usable life (5 years).

(3)  Translation standard in Japanese Yen of assets and debt in foreign currency
The receivable and payable in the foreign currency has been translated to Japanese Yen at the current spot rate on the closing date and the gain/loss has been booked as one of the P&L items on the income statement.

(4)  Recognition standard of the provision
 Allowance for Bad Debt
In order to provide  for losses resulting from bad debts, the company determines an estimated amount of non-recoverable debts according to the bad debt ratio calculated based on historical bad debt experience and consideration of individual recoverability of certain claims, such as debts on watch list, etc.

‚ Retirement Benefits Allowance
In order to provide for employees’ retirement benefits, the amount deemed to have occurred as retirement benefit liability as of the last day of the current business year is determined in accordance with the simplified method.

(5)  Other significant note for the base in preparing financial statements.
 Lease transaction method

With respect to no-ownership-transfer finance lease transactions for which the lease start day occurred on or before March 31, 2008, the conventional accounting processing in the normal rental transactions continued to apply.

(Change in Accounting Policy)

Starting the current business year, the company is applying “Accounting Standards Concerning Lease Transactions” (Corporate Accounting Standards No. 13 (June 17, 1993 (Corporate Review Board Division I), revised on March 30, 2007) and “Guideline on Application of Accounting Standards Concerning Lease Transactions” (Corporate Accounting Application Guideline No. 16 (January 18, 1994 (Japanese Institute of Certified Public Accountants, Accounting System Committee), revised on March 30, 2007). There is no effect on the profit and loss for the current business year.

‚ Corporate and local consumption taxes are booked using the net of tax method.

3.	Notes on the balance sheet
(1) Pledged assets and Liability by pledge
 Pledged assets
Inventory	1,274,134 thousands
Land	642,711 thousands
Building	535,288 thousands
Machine & equipment	562,126 thousands
Total	2,684,263 thousands
‚ Debt by pledged
Short-term loan	993,060 thousands
Current portion of long-term debt	416,193 thousands
Long-term debt	661,718 thousands
Total	2,070,971 thousands

(2) Accumulated depreciation on the tangible assets	888,486 thousands

(3) Pecuniary receivable and payable to director and auditor
Short-term receivable	20,000 thousands
Long-term payable	4,567 thousands

4.	Notes on income statements
No applicable items

5.	Notes on the statements of changes in shareholders equity
The number of outstanding share at the fiscal year-end
Common stock	28,670

6.	Notes on tax allocation accounting
Breakdown of recognition of deferred tax assets and deferred tax liability by main course of occurrence:
Deferred tax assets (Current assets)
Denial of inventory	22,581 thousands
Excess of tax-deductable limit on bad debt reserve	129 thousands
Loss carry-forwards on tax return	773,415 thousands
Others	1,704 thousands
Deferred tax assets (Current assets) sub-total	797,829 thousands
Valuation allowance	r797,829 thousands
Deferred tax assets (Current assets) Total	0 thousands

Deferred tax assets (Investment and others)
Excess of tax-deductable limit on depreciation	8,704 thousands
Excess of tax-deductable limit on bad debt reserve	147,121 thousands
Retirement allowance	20,781 thousands
Others	2,927 thousands
Deferred tax assets (Investment & others) subtotal	179,533 thousands
Valuation allowance	r179,533 thousands
Deferred tax assets (Investment & others) Total	0 thousands

Deferred tax liability (Non-current liability)
Other security evaluation difference	1,209 thousands
Deferred tax liability (Non-current liability) total
1,209 thousands

7.	Notes concerning transactions with affiliated parties
Director and individual shareholders and others
Relation	Name	Capital & investment (000)	Title and business	Voting portion (％)	Contents	Transactions	Amount (000)	Item	Balance (000)
	Eiji Ino	-	Representative	Direct	-	Guaranty on loan	1,451,255	-	-
			director	38.28		Guaranty on loan	165,000	-	-
						Guaranty on p-note	556,862	-	-
						LT loan receivable	4,567	LT loan	4,567

Director &	Takashi	-	Director	Direct	-	Guaranty on p-note		-	-
family	Kato			7.26

	Kazuko	-	Asai law office	Direct	-	ST loan	20,000	ST loan	20,000
	Asai		lawyer	1.60		Interest on loan	851	Interest	851
			Auditor

Condition or the decision of condition and others,

Eiji Ino	No payment of guaranty fee and no pledge
Takashi Kato	No payment of guaranty fee and no pledge
Kazuko Asai	Interest rate was decided by the borrowing rate of the company.

8.	Notes on the tangible assets on lease contract
Except the tangible assets on the balance sheet, the company uses office equipment pursuant to equipment leases.
Non ownership transferred finance lease transaction is recorded as follows:

	On acquisition base	On accumulated depreciation base.	Year end balance
Machine & Equipments	3,732 thousands	2,985 thousands	746 thousands
Total	3,732 thousands	2,985 thousands	746 thousands
Pre-paid lease payment
In one year	746 thousands
Over one year	- thousands
Total	746 thousands
(Ref)	The estimation of prepaid lease payment was calculated by interest payment estimation method due to the lower portion against the fiscal year end balance of tangible assets.
Lease fee payment and depreciation estimate
Lease fee payment	746 thousands
Depreciation estimate	746 thousands
Estimation method of depreciation equivalent
Consider the lease-term service life and depreciate with the straight line method on nil residual value.

9.	Notes on per share information
(1) Net assets per share	r 41,360.31 Yen
(2) Net income per share	r 43,649.60 Yen

10.	Notes on the significant events after fiscal year end

In the Board of Directors meeting held on November 24, 2008, the company reached the resolution to file a motion for civil rehabilitation proceedings. The motion was filed in the Kyoto District Court. On September 11, 2009, a capital investment agreement was executed with Liaoning Hi-Tech Energy Group, Ltd., and a rehabilitation plan was submitted to the Kyoto District Court on September 17 of the same year. An agreement was attained during a creditors’ meeting held on October 26, 2009, which was subsequently approved by the Kyoto District Court.

11. U.S.GAAP Reconciliation Note for FY2009

The audited balance-sheet and income statement for FY2009 using Japan GAAP was made by the following adjustment entries stated below to convert them in to the financial statement using U.S.GAAP base.

Three parties are involved:

1.	EVATECH Co., Ltd FY2009 annual closing and reporting construction.

2.	Asuka audit firm, a member of TIAG (The International Accounting Group), Completed FY2009 statement Japan GAAP audit.

3	KDA Audit Corp., registered with PCAOB, Confirmed the reconciliation on adjustment entries between Japan GAAP and U.S.GAAP.

4	Reconciliations:
	Yen in 000	USD in 000
1. FY2009 Net Income on Japan GAAP	r1,251,435	r13,494

Increase:
1) Vacation accrual decrease from 08	6,036	65
2) FAS87 pension cost decrease	3,919	42
3) Reclassification FY2008 A/C Rec write-off to Retained Earning Beginning	38,666	417

Decrease:
1) Cost increase from the reversal of retirement allowance provision	r4,659	r50

Net:	43,962	474

FY2009 Net Income on U.S.GAAP	r1,207,473	r13,020

Notes: Rate for conversion is Yen 96.5 against USD on the month-end average from Sep, 2008 to Aug, 2009.

2.  FY2009 Balance sheet

Change items	Japan GAAP Basis	U.S.GAAP Adj	U.S.GAAP Basis
	Yen in 000	Yen in 000	Yen in 000	USD in 000
ACCRUED EXPENSES – ACCR VACATIONS & HOLIDAYS	0	14,543	14,543	157

OTHER ACCRUED EXPENSES	306,916	r50,658	256,258	2,763

NON-CURRENT DEFERRED INCOME TAX LIAB	0	2,037	2,037	22

OTHER NON-CURR LIABILITIES-FAS 87 LIABILITY	0	77,659	77,659	837

RETAINED EARNINGS-BEGINNING	r1,016,337	r90,355	r1,106,692	r11,933

OCI(OTHER COMPREHENSIVE INCOME)	0	2,812	2,812	30

NET INCOME	r1,251,435	43,962	r1,207,473	r13,020

Notes: Rate for conversion is Yen 92.74 against USD as August 31, 2009

February 12 , 2009

Dr. Eiji Ino, President
Evatech Co., Ltd.

Fukushima, CPA
Asuka & CO

We have audited the financial statements of Evatech for the year ended August 31, 2008 which comprise the income statement, the balance sheet, the statement of shareholder's equity and the notes to the financial statements, no issues have been observed in terms of its process of accounting and that those accounting procedures conformed to Generally Accepted Accounting principles in Japan.

However, due to difficulty of the cash financing, it has been observed that the company has become uncertain in continuing the operation for the next one year. Because of such situation, we have concluded that we won't be able to provide the unqualified opinion on those financial statements.

Balance Sheet

EVATECH Corp	(As of August 31,2008）

 (Yen 000 )

Assets		Liability
Item	Amount	Item	Amount
Current assets	3,525,764	Current Liab.	4,090,684
Cash	342,482	Note payable	1,933,468
Note receivable	14,414	A/C payable	612,699
A/C receivable	1,137,797	Short-term loan	1,110,000
Finished goods	19,317	Long-term loan	222,252
Products	72,841	Other payable	37,895
Raw material	106,957	Expense Accrual	66,201
WIP	1,483,599	Tax payable	5,185
Storage	28,882	Advanced	75,298
Advance	130,292	Others	15,683
Consumption tax	136,140	Bonus reserve	12,000
Prepaid expense	10,003	Fixed Liab.	939,001
Deferred tax	109,132	Long-term loan	883,099
Others	21,675	Retirement allow	55,317
A/C Rec reserve	r87,772	Deferred tax	585
Fixed assets	1,579,976
Non current assets	1,414,928	Liability total	5,029,686
Building	479,912	Equity
Furniture	27,221	Shareholder	75,212
Machine	91,454	Capital	580,775
Automobile	16,409	Paid-in capital	510,775
Equipment	11,446	Additional	510,775
Land	648,069	Retained earning	r1,016,337
CIP	140,414	Reserve	2,200
Intangible assets	4,546	Other	r1,018,537
Software	3,532	Other reserve	30,000
Telephone	596	Carry forwards	r1,048,537
Water-right	417	Evaluation	842
Investment	160,502	Security evalu.	842
Security	74,305
Investment	1,110
Other investment	79,301	Equity total	76,054
Bankruptcy a/c	29,816
Other	4,365
Reserve	r28,397
Assets total	5,105,740	Liab & Equity total	5,105,740

Note - The symbol “r” used in these financial statements denotes a loss or a negative number.

Income Statement
Evatech Co.   From Sep 1, 2007 to Aug 31, 2008

		(Yen 000)

Items	Amount

Total sales		4,371,745
Cost of sales		3,533,769
Gross margin		837,975
SG&A expense		751,305
Operational profit		86,670
Non-operational income
Interest received	176
Dividends	9,733
Misc.	6,966	16,876
Non-operational expense
Interest paid	77,063
Loss on p-note sold	3,833
FX loss	3,427
Misc.	4,369	88,692
Current profit		14,853
Extraordinary income
Gain in asset sold	2,695	2,695
Extraordinary loss
Loss in assets sold	212
Loss in assets write-off	29	242
Net current income before tax		17,307
Corp tax provision	1,320
Other adjust for tax	r77,049	r75,729
Net current income after tax		93,036

Statement of Equity Movement

EVATECH Co.                     Sep 1, 2007 to Aug 31, 2008

Yen in 000

	Shareholder’s equity							Evaluation
	Capital	Capital Surplus	Retained earnings				Equity Total
		Capital surplus	Earned Surplus	Other Surplus		Earning Total			Net
				General Reserve	Carryover Reserve				assets Total
As of Aug 31,2007	520,775	450,775	2,200	30,000	r1,141,573	r1,109,373	r137,823	1,492	r136,330
Change :
Share issue	60,000	60,000					120,000		120,000
Current income					93,036	93,036	93,036		93,036
Others								r650	r650
Change total	60,000	60,000	－	－	93,036	93,036	213,036	r650	212,385
As of Aug 31,2008	580,775	510,775	2,200	30,000	r1,048,537	r1,016,337	75,212	842	76,054

EVATECH Co., Ltd.
Statements of Cash Flows

(Yen in 000) For the years ended August 31

FY2008
Operating Activites

Net income available for Common Stockholders	93,036

Depreciation	122,067
A/C Rec decrease	r180,651
Inventory increase	r1,295,049
A/C Payable increase	1,782,156
Machine & equipment increase	r53,099
Construction In Process decrease	373,449
Current deferred tax assets decrease	r109,132
Consumption tax receivable decrease	r94,105
Others	146,695
Cash provided by operating activities	785,367

Financing Activities
Short-term loan increase	r1,021,000
Long-term loan decrease	152,483
Capital increase	120,000
Cash used in financing actitivities	r748,517

Summay

Increase(Decrease) in cash and cash equivalents	36,850

Cash and cash equivalents at beginning of year	305,633

Cash and cash equivalents at end of year	342,483

Footnote for FY2008 (From Sep 1, 2007 to Aug 31, 2008)

1.   Notes on significant Accounting Policies
(1)    Assets valuation standards and valuation technique
 Securities valuation standards and valuation technique
For Investment in subsidiary and associated company:
Cost method by moving average method
For other securities:
Marketable	Market value method by market prices at the fiscal year end (evaluation difference is classified by whole net assets usage method and selling price is decided by moving average method.)

Non-marketable	Cost method by moving average method

‚ Inventory valuation standards and valuation technique
Good, products, WIP:	Cost method by specific identification method
Raw material:	Cost method by moving average method
Supplies:	Cost method by latest purchase price method

(2) Depreciation method for fixed assets
 Tangible assets:
Declining-balance method.  However, buildings (excluding attached facilities) acquired on or after April 1, 1998 are subject to the fixed amount method. With 2007’s amendment to the tax system, the tangible assets acquired on or after April 1, 2007 are subject to the depreciation method set forth in the amended Corporate Tax Law.

(Additional information)
 The company reevaluated its usage of assets upon 2008’s amendment of the Corporate Tax Law, and subsequently changed the useful life of machinery and facilities starting with the current business year.  As a result, the operating profit, ordinary profit, and net profit for the term before tax each declined by 2,890,000 yen in comparison with the previous method.

1

(Additional information)

On the depreciation of the assets purchased before Mar 31, 2007, the difference between 5% of acquisition cost and one Yen value was amortized equally in five years on the depreciation expense from the next year when the accumulated depreciation amounted to 5% based on the revision of corporate tax law.

The impact of depreciation on that reflected slightly on operating income, ordinary income and net income before tax provision respectively.

‚ Intangible assets	Fixed amount method. Software for internal use is subject to the fixed amount method over the usable life (5 years).

(3) Translation standard in Japanese Yen of assets and debt in foreign currency
The receivable and payable in the foreign currency has been translated to Japanese Yen at the current spot rate on the closing date and the gain/loss has been booked as one of P&L items on the income statement.

(4) Recognition standard of the provision
 Bad debt provision
Allowance for Bad Debt. In order to provide  for losses resulting from bad debts, the company determines an estimated amount of non-recoverable debts according to the bad debt ratio calculated based on historical bad debt experience and consideration of individual recoverability of certain claims, such as debts on watch list, etc.

‚ Bonus provision	For employee bonus payment, current year portion of total expected bonus was accrued.

ƒ Retirement provision
Retirement Benefits Allowance. In order to provide for employees’ retirement benefits, the amount deemed to have occurred as retirement benefit liability as of the last day of the current business year is determined in accordance with the simplified method.

(5) Other significant note for the base in preparing financial statements.
 Lease transaction method	No ownership-transfer-typed finance lease transaction has been treated according to the method in line with ordinary lease transaction.

2

‚    Corporate and local consumption taxes are booked using the net of tax method.

2.    Notes on the balance sheet
(1) Pledged assets and Liability by pledge

 Pledged assets
Inventory	1,523,833 thousands
Land	642,711 thousands
Building	474,054 thousands
Construction in process	104,885 thousands
Total	2,745,485 thousands
‚ Debt by pledged
Short-term loan	940,000 thousands
Current portion of long-term debt 222,252 thousands
Long-term debt	883,099 thousands
Total	2,045,35 thousands

(2) Accumulated depreciation on the tangible assets	780,592 thousands

(3) Outstanding of discounted promissory notes	180,182 thousands

3.   Notes on Income Statements
No applicable items

4.   Notes on the statements of changes in shareholders equity
The number of outstanding share at the fiscal year-end
Common stock	28,670

5.   Notes on tax allocation accounting
Breakdown of recognition of deferred tax assets and deferred tax liability by main course of occurrence:
Deferred tax assets (Current assets)

Denial of inventory	15,180 thousands
Excess of tax-deductable limit on bad debt reserve	35,416 thousands
Bonus provision	4,842 thousands
Loss carry-forwards on tax return	410,353 thousands
Others	10,152 thousands
Deferred tax assets (Current assets) sub-total	475,944 thousands
Valuation allowance	r366,812 thousands
Deferred tax assets (Current assets) Total	109,132 thousands

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Deferred tax assets (Investment and others)
Excess of tax-deductable limit on depreciation	6,312 thousands
Excess of tax-deductable limit on bad debt reserve	5,442 thousands
Retirement allowance	22,320 thousands
Others	5,675 thousands
Deferred tax assets (Investment & others) subtotal	39,750 thousands
Valuation allowance	r39,750 thousands
Deferred tax assets (Investment & others) Total	－thousands

Deferred tax liability (Non-current liability)
Other security evaluation difference	585 thousands
Deferred tax liability (Non-current liability) total	585 thousands

6.   Notes on the tangible assets on lease contract
Except the tangible assets on the balance sheet, the company uses office equipment pursuant to equipment leases with no-transferred-ownership base.

7.   Notes on the information per share
(1)	Net assets per share	Yen 2,652.76
(2)	Net income per share	Yen 3,330.20

8. U.S.GAAP Reconciliation Note for FY2008

The audited balance-sheet and income statement for FY2008 using Japan GAAP was made by the following adjustment entries stated below to convert them in to the financial statement using U.S.GAAP base.

Three parties are involved:
1.	EVATECH Co., Ltd. FY2008 annual closing and reporting construction.
2.	Asuka audit firm, a member of TIAG (The International Accounting Group), Completed FY2008 statement Japan GAAP audit.
3	KDA Audit Corp., registered with PCAOB, Confirmed the reconciliation on adjustment entries between Japan GAAPAnd U.S.GAAP.

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Reconciliations:

	Yen in 000	USD in 000
1. FY2008 Net Income on Japan GAAP	93,036	852

Increase:
No item	0	0
Decrease:
1) Account receivable write-off	r38,666	r354
2) Vacation accrual adjustment in 08	r430	r4
3) Net impact of FAS87( -86,417 ) and reversal JGAAP provision( +55,317 )	r31,110	r285

Net:	r70,206	r643

FY2008 Net Income on U.S.GAAP	22,830	209

Notes: Rate for conversion is Yen 109.18 against USD on the month-end average from Sep, 2007 to Aug, 2008.

2.  FY2008 Balance sheet
Change items	J GAAP Basis	U.S.GAAP Adj	U.S.GAAP Basis
	Yen in 000	Yen in 000	Yen in 000	USD in 000

ACCOUNT RECEIVABLE TRADE	1,167,615	r38,666	1,128,949	10,323

ACCRUED EXPENSES –
ACCR VACATIONS & HOLIDAYS	0	20,579	20,579	188

TOTAL-OTHER ACCRUED EXPENSES	262,396	r55,317	207,079	1,894

OTHER NON-CURR LIABILITIES-
FAS 87 LIABILITY	0	86,427	86,427	790

NET INCOME	93,036	r70,206	22,830	209

Notes: Rate for conversion is Yen 109.36 against USD as August 31, 2008

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